Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Williams Partners L.P.

Commission File No.: 001-34831

The following are (i) an email to employees prepared by The Williams Companies, Inc. (“Williams”) and (ii) social media communications by Williams, that each discuss, among other things, the proposed merger of Williams and Williams Partners L.P.

E-mail to Williams Employees

Colleagues,

This morning, Williams (WMB) and Williams Partners (WPZ) announced an agreement in which Williams will acquire all public outstanding common units of Williams Partners in an all stock-for-unit transaction. Once the transaction is approved, all of our operations will be consolidated under Williams. The press release regarding this deal is attached for your reference.

This is an exciting time for Williams, and I’m thankful for your support as the company continues to capitalize on the tremendous growth ahead. I want to assure you that this strategic financing decision will have little to no impact on your day-to-day responsibilities other than simplification for certain corporate functions.

There are a number of immediate benefits to Williams and Williams Partners investors as a result of the transaction, including targeted best-in-class dividend growth of 10 percent to 15 percent through 2020. Our roster of large-scale, fully contracted infrastructure projects will drive extraordinary EBITDA growth – from approximately $5.4 billion in expected 2016 EBITDA to $6.8 billion in 2018. This transaction also simplifies our corporate structure, streamlines governance and oversight, and positions us for strong investment-grade credit ratings.

When this proposed transaction closes – which is expected to occur in 3Q 2015 – we anticipate the new Williams will be one of the largest and fastest-growing C-Corps in the energy sector, benefiting from improved access to equity funding for new fee-based growth projects, incremental growth through strategically aligned M&A activities, a lower cost of capital and improved tax benefits.

This is yet another step toward achieving our vision: to become the premier provider of large-scale energy infrastructure in North America.

I’m proud of the work we’ve accomplished, and know that, together, we will continue to grow and improve.

Thank you for your commitment to One Williams.

Alan

Social Media Communications by Williams

The following communication was posted on May 13, 2015 by The Williams Companies, Inc. on Twitter:

Tweet 1: $WMB announces $13.8 billion deal to acquire MLP $WPZ; expects industry-leading dividend growth through 2020 goo.gl/LNegQJ

The following communication was posted on May 13, 2015 by The Williams Companies, Inc. at the following Web sites: www.facebook.com and www.linkedin.com:

Williams announce a $13.8 billion deal to acquire Williams Partners MLP; expects industry-leading dividend growth through 2020 http://goo.gl/LNegQJ

Important Information:

This communication includes information about an agreement for the acquisition by The Williams Companies, Inc. of all publicly outstanding common units of Williams Partners L.P. Williams and Williams Partners security holders are urged to read the joint solicitation statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the joint solicitation statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the Securities and Exchange Commission’s (the “SEC”) internet site (http://www.sec.gov). Copies of the joint solicitation statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint solicitation statement/prospectus can also be obtained, without charge, by directing a request either to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

The respective directors and executive officers of Williams and Williams Partners may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934, as amended) in respect of the proposed transaction. Information about Williams’ directors and executive officers is available in Williams’ annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 25, 2015. Information about Williams Partners’ directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on February 25, 2015. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The reports, filings, and other public announcements of The Williams Companies, Inc. (Williams) and Williams Partners L.P. (WPZ) may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The closing, expected timing, and benefits of the proposed merger of WPZ and SCMS LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Williams (the “Proposed Merger”);

•	Expected levels of cash distributions by WPZ with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	The levels of dividends to Williams stockholders;

•	Our expected financial results following the Proposed Merger;

•	Future credit ratings of Williams and WPZ;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from operations or results of operations;

•	Seasonality of certain business components;

•	Natural gas, natural gas liquids, and olefins prices, supply, and demand; and

•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Satisfaction of the conditions to the completion of the Proposed Merger, including approval by Williams stockholders;

•	Whether WPZ will produce sufficient cash flows to provide the level of cash distributions we expect;

•	Whether Williams is able to pay current and expected levels of dividends;

•	Availability of supplies, market demand, and volatility of prices;

•	Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets into our existing businesses as well as successfully expand our facilities;

•	Development of alternative energy sources;

•	The impact of operational and developmental hazards and unforeseen interruptions;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Williams’ costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;

•	WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of our customers and counterparties;

•	Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings as determined by nationally-recognized credit rating agencies and the availability and cost of capital;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions; and

•	Additional risks described in our filings with the Securities and Exchange Commission (SEC).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this presentation. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K each filed with the SEC on Feb. 25, 2015, and each of our respective quarterly reports on Form 10-Q available from our offices or websites at www.williams.com and investor.williams.com.